UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Company hereby submits its interim balance sheet and income statement for its six months ended on June 30, 2023. This submission is made within six months following the end of said period. The consolidated financial statements herein are unaudited, prepared by the management of the Company and furnished to this Current Report on Form 6-K and incorporated herein by reference.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	December 31, 2022	June 30, 2023
	US$	US$
ASSESTS
Current assets:
Cash and cash equivalents	11,305	8,281
Restricted cash	32	32
Time deposit	1,436
Accounts receivable	3,482	1,001
Inventories - net	4,235	5,515
Other receivables, net	6,619	9,163
Prepaid expenses and other current assets, net	882	687
Total current assets	27,991	24,679
Non-current assets:
Property and equipment, net	1,024	846
Right of Use Asset	704	399
Deferred tax assets	424	427
Total non-current assets	2,152	1,672
Total assets	30,143	26,351
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings		415
Accounts payable	7,071	6,807
Accrued expenses and other payables	21,581	20,099
Advances from customers	3,942	2,631
Accrued payroll and related liabilities	2,356	1,641
Lease Liabilities- current	536	217
Amount due to related parties-current	746	752
Deferred revenues	9	8
Income tax payable	7	177
Other liabilities	1,691	1,346
Total current liabilities	37,940	34,094
Non-current liabilities:
Deferred tax liability	909	916
Other long-term liabilities	39	37
Long-term payable	417	-
Non-current liabilities	1,990	1,918
Total non-current liabilities	3,355	2,872
Total liabilities	41,295	36,966
Commitments and contingencies
Shareholders’ equity
Ordinary shares	-	-
Additional paid-in capital	310,267	337,296
Subscription receivables	(14,378)	(14,378)
Statutory reserve	1,901	1,901
Accumulated deficit	(305,073)	(333,874)
Including :Minority interests	(357)	(357)
Accumulated other comprehensive loss	(3,512)	(1,203)
Total shareholders’ equity	(11,152)	(10,615)
Total liabilities and shareholders’ equity	30,143	26,351

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	For the six months ended June 30,
	2022	2023
	US$	US$
Net revenues:
Software	5,065	5,662
Hardware	21,196	9,330
Total net revenues	26,261	14,992

Cost of revenues
Software	(4,453)	(3,915)
Hardware	(19,530)	(8,165)
Total cost of revenues	(23,983)	(12,080)

Total gross (loss) profit	2,279	2,912

Operating expenses:
Sales and marketing expenses	(107)	(226)
General and administrative expenses	(3,665)	(10,408)
Research and development expenses	(1,953)	(1,362)
Total operating expenses	(5,725)	(11,996)

Operating income (loss)	(3,447)	(9,084)

Interest income	1	59
Interest expense	(788)	(3,571)
Other income	369	3
Other expense	(1,415)	(16,508)
Foreign exchange income (loss)	8	286
Government grant	-	14
Income (loss) from continuing operations, before income taxes	(5,272)	(28,801)

Income tax expense	-	-

Net income (loss) from continuing operations	(5,272)	(28,801)

Summary discussions on the results of the first half of 2023.

Geographically, our customers were mainly from China, India, U.S, and Europe. For the interim period ended June 30, 2023, our revenue from customers with their headquarters located in China, India, U.S and Europe accounted for 30%, 29%, 24% and 16% respectively.

The table below shows the reconciliation of EBITDA and Adjusted EBITDA from the US-GAAP net losses for the interim period ended June 30, 2023 and June 30, 2022 respectively.

	For the six months ended June 30,
	2022	2023
Net income (loss) from continuing operations	(5,272)	(28,801)

Interest	(154)	(3,571)
Depreciation and Amortization	(649)	(303)
EBITDA	(4,469)	(24,927)

Litigation expenses	(999)	(74)
Gains or losses on foreign exchange	8	286
Non-operating income or expense	(930)	17
Share-based compensation or expense	(970)	(23,409)

Adjusted EBITDA	(1,578)	(1,747)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 27, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer